UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CASPIAN SERVICES INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE
$0.001 PER SHARE
(Title of Class of Securities)

14766Q107
(CUSIP Number)

Joanne Tuckman
Chief Financial Officer
Firebird Management LLC
152 West 57th Street, 24th Floor
New York, NY 10019

(212) 698-9260

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14766Q107

1	Names of Reporting Persons. Firebird Avrora Advisors LLC
I.R.S. Identification Nos. of above persons (entities only) ☐

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
New York

	7	Sole Voting Power

Number of	8	Shared Voting Power 2,119,720

Shares Bene-	9	Sole Dispositive Power

ficially Owned	10	Shared Dispositive Power 2,119,720

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,720

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 4.20%

14	Type of Reporting Person (See Instructions) IA

CUSIP No. 14766Q107

1	Names of Reporting Persons. FGS Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only) ☐

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
New York

	7	Sole Voting Power

Number of	8	Shared Voting Power 3,649,444

Shares Bene-	9	Sole Dispositive Power

ficially Owned	10	Shared Dispositive Power 3,649,444

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,649,444

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 7.23%

14	Type of Reporting Person (See Instructions) IA

CUSIP No. 14766Q107

1	Names of Reporting Persons. Firebird Global Master Fund, Ltd.
I.R.S. Identification Nos. of above persons (entities only) ☐

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Cayman Islands

	7	Sole Voting Power

Number of	8	Shared Voting Power 3,649,444

Shares Bene-	9	Sole Dispositive Power

ficially Owned	10	Shared Dispositive Power 3,649,444

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,649,444

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 7.23%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 14766Q107

1	Names of Reporting Persons. FG2 Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only) ☐

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
New York

	7	Sole Voting Power

Number of	8	Shared Voting Power 444,444

Shares Bene-	9	Sole Dispositive Power

ficially Owned	10	Shared Dispositive Power 444,444

11	Aggregate Amount Beneficially Owned by Each Reporting Person 444,444

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 0.88%

14	Type of Reporting Person (See Instructions) IA

CUSIP No. 14766Q107

1	Names of Reporting Persons. Firebird Management LLC
I.R.S. Identification Nos. of above persons (entities only) ☐

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
New York

	7	Sole Voting Power

Number of	8	Shared Voting Power 1,972,500

Shares Bene-	9	Sole Dispositive Power

ficially Owned	10	Shared Dispositive Power 1,972,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,972,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 3.91%

14	Type of Reporting Person (See Instructions) IA

CUSIP No. 14766Q107

1	Names of Reporting Persons. Harvey Sawikin
I.R.S. Identification Nos. of above persons (entities only) ☐

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
United States of America

	7	Sole Voting Power

Number of	8	Shared Voting Power 8,186,108

Shares Bene-	9	Sole Dispositive Power

ficially Owned	10	Shared Dispositive Power 8,186,108

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,186,108

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 16.21%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 14766Q107

1	Names of Reporting Persons. James Passin
I.R.S. Identification Nos. of above persons (entities only) ☐

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
United States of America

	7	Sole Voting Power 25,000

Number of	8	Shared Voting Power 4,093,888

Shares Bene-	9	Sole Dispositive Power 25,000

ficially Owned	10	Shared Dispositive Power 4,093,888

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,118,888

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 8.16%

14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on October 6, 2003 and amended on February 2, 2004, February 28, 2005 and April 25, 2006 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Caspian Services Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2319 Foothill Boulevard, Suite 250, Salt Lake City, Utah 84109.

Certain terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 4 as follows:

Item 2.  Identity and Background

(a-f) This Amendment No. 4 is being filed by Firebird Avrora Advisors LLC (“Avrora”), FGS Advisors, LLC (“FGS”), Firebird Global Master Fund, Ltd. (the “Global Fund”), FG2 Advisors, LLC (“FG2”), Firebird Management LLC (“Management”), Harvey Sawikin (“Mr. Sawikin”) and James Passin (“Mr. Passin”, and together with Avrora, FGS, Global Fund, FG2, Management, and Mr. Sawikin, the “Reporting Persons”).

James Passin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of FGS and FG2. Harvey Sawikin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of Avrora and Management, and he is also a controlling principal of FGS and FG2. Avrora, FGS, FG2 and Management are New York limited liability companies which have their principal offices at 152 West 57th Street, 24th Floor, New York, NY 10019.

The principal business of each of Avrora, FGS, FG2 and Management is to serve as investment manager or advisor to investment funds and managed accounts (together, the “Funds”), and to control the investing and trading in securities of the Funds.

The Global Fund is a Cayman Islands company whose principal business office is c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, George Town, Grand Cayman KY1-1103, Cayman Islands. The principal business of the Global Fund is to invest and trade in securities.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of the $2,499,993 used on July 31, 2007 to purchase units (the “Units”) comprised of shares of Common Stock and warrants exercisable for shares of Common Stock was the working capital of the Funds, including the Global Fund.

Item 4.  Purpose of Transaction

Avrora, FGS and FG2 have directed, on behalf of the Funds for which each such entity acts as investment advisor, the purchase of the Units reported by them for investment for each such Fund. The Funds advised by Avrora, FGS and FG2 acquired the Units because Avrora, FGS and FG2 considered the Units to be an attractive investment opportunity. Any of Avrora, FGS, FG2 and Management may cause any of the Funds for which they act as investment advisor to make further acquisitions of Units or Common Stock from time to time or to dispose of any or all of the Units or the shares of Common Stock held by such Funds (the “Shares”) at any time.

The Reporting Persons intend to review continuously their investments in the Issuer and may in the future change their present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may cause the sale of all or part of the Shares held by the Funds, or may cause the purchase of additional Shares or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.  Interest in Securities of the Issuer

(a-b) The Reporting Persons together beneficially own a total of 8,211,108 shares of Common Stock of the Issuer, representing 16.26% of the total issued and outstanding shares of Common Stock, consisting of (i) an aggregate of 6,908,331 shares of Common Stock, and (ii) an aggregate of 1,302,777 shares of Common Stock issuable upon the exercise of warrants, as detailed below. Of the aforementioned amounts, the Global Fund directly holds 2,913,333 shares of Common Stock and 736,111 shares of Common Stock issuable upon the exercise of warrants.

Other than as described in this Item 5, to the knowledge of the Reporting Persons, no shares of Common Stock are beneficially owned by any of the persons named in Item 2.

The Reporting Persons may be deemed to beneficially own the Common Stock described above because: (i) Avrora acts as investment advisor to Firebird Avrora Fund, Ltd. (the “Avrora Fund”), a private investment fund which owns 2,119,720 shares of Common Stock (including an aggregate of 305,555 shares of Common Stock issuable upon the exercise of warrants held by such Fund), representing 4.2% of the total issued and outstanding shares of Common Stock; (ii) FGS acts as investment advisor to the Global Fund, which owns 3,649,444 shares of Common Stock (including an aggregate of 736,111 shares of Common Stock issuable upon the exercise of warrants held by such Fund), representing 7.23% of the total issued and outstanding shares of Common Stock; (iii) FG2 acts as investment advisor to the Firebird Global Master Fund II, Ltd. (the “Global Fund II”), a private investment fund which owns 444,444 shares of Common Stock (including an aggregate of 111,111 shares of Common Stock issuable upon the exercise of warrants held by such Fund), representing 0.88% of the total issued and outstanding shares of Common Stock; and (iv) Management acts as investment adviser to Firebird Republics Fund, Ltd. (“Republics”), a private investment fund which owns 1,900,000 shares of Common Stock (including an aggregate of 125,000 shares issuable upon the exercise of warrants held by such Fund), representing 3.76% of the total issued and outstanding shares of Common Stock, and Firebird New Russia Fund, Ltd. (“New Russia”), a private investment fund which owns 72,500 shares of Common Stock, representing 0.14% of the total issued and outstanding shares of Common Stock. As investment advisors to the Funds, each of Avrora, FGS, FG2 and Management shares voting and investment control with respect to the shares of Common Stock held by their respective advised Funds. Mr. Sawikin, as control person of Avrora and Management, shares investment power and voting power with respect to the Common Stock reported by them. Mr. Passin and Mr. Sawikin, who serve as the control persons of each of FGS and FG2, share investment power and voting power with respect to the Common Stock reported by each such entity.

On August 1, 2005, Mr. Passin, in his capacity as a director of the Issuer, was granted options to purchase an aggregate of 25,000 shares of Common Stock at an exercise price of $3.00 per share, and Mr. Passin possesses sole investment and voting power with respect to these securities.

(c) During the past sixty days, the Funds have entered into the transactions described below in respect of the Issuer’s Common Stock.

On July 31, 2007, the Avrora Fund, the Global Fund and the Global Fund II each entered into a subscription agreement with the Issuer (each a “Subscription Agreement”), pursuant to which each such entity acquired Units at a price of $9.00 per Unit, each such Unit comprising 3 shares of Common Stock and a warrant exercisable for one share of Common Stock at an exercise price of $4.00. Pursuant to these Subscription Agreements, the Avrora Fund acquired 55,555 Units (for an aggregate of 166,665 shares of Common Stock and 55,555 warrants), and the Global Fund and the Global Fund II each acquired 111,111 Units (for an aggregate of 333,333 shares of Common Stock and 111,111 warrants each).

(d) The Funds have the right to receive the proceeds from the sale or other disposition of the securities held by each of them.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings ore Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the addition of the following information:

As discussed in the response to Item 5(c) above, each of Avrora, the Global Fund, and the Global Fund II entered into a Subscription Agreement dated as of July 31, 2007 pursuant to which such Funds acquired an aggregate of 1,111,108 shares of Common Stock (including 277,777 shares issuable upon the exercise of warrants) from the Issuer for an aggregate purchase price of $2,499,993.

By virtue of the relationships between and among the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, Avrora, FGS, the Global Fund, FG2, Management, Mr. Passin and Mr. Sawikin expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Avrora, FGS, the Global Fund, FG2, Management, Mr. Passin or Mr. Sawikin is a beneficial owner of any such shares.

Item 7.  Material to be Filed as Exhibits

1	Joint Filing Agreement dated July 31, 2007.

2.	Avrora Fund Subscription Agreement dated July 31, 2007.

3.	Global Fund Subscription Agreement dated July 31, 2007.

4.	Global Fund II Subscription Agreement dated July 31, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: August 6, 2007	Firebird Avrora Advisors LLC

/s/ Harvey Sawikin
Name Harvey Sawikin
Title: Principal

Firebird Management LLC.

/s/ Harvey Sawikin
Name: Harvey Sawikin
Title: Principal

FGS Advisors LLC

/s/ James Passin
Name: James Passin
Title: Principal

Firebird Global Master Fund, Ltd.

/s/ James Passin
Name: James Passin
Title: Director

FG2 Advisors LLC

/s/ James Passin
Name: James Passin
Title: Principal

/s/ Harvey Sawikin
Name: Harvey Sawikin

/s/ James Passin
Name: James Passin